Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-232144
Dated November 16, 2021

Autocallable Market-Linked Step Up Notes

Autocallable Market-Linked Step Up Notes Linked to the iShares® Global Clean Energy ETF
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure	iShares® Global Clean Energy ETF (Bloomberg symbol: “ICLN”)
Automatic Call	The notes will be called automatically on any Observation Date if the Closing Market Price of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amounts	[$10.70 to $10.80] if called on the first Observation Date and [$11.40 to $11.60] if called on the final Observation Date, each to be determined on the pricing date
Payout Profile at Maturity

•     If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•     If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•     1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	130% of the Starting Value
Step Up Payment	$3.00 per unit, a 30% return over the principal amount
Threshold Value	100% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/ 000095010321017863/dp161840_424b2-4290baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•  If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

•  Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•  The initial estimated value of the notes on the pricing date will be less than their public offering price.

•  If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•  If called, your return on the notes is limited to the applicable Call Premium.

•  The sponsor of the S&P Global Clean Energy IndexTM (the “Underlying Index”) described below may adjust the Underlying Index in a way that affects its level, and has no obligation to consider your interests.

•  The sponsor and investment advisor of the Market Measure may adjust the Market Measure in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

•  You will have no rights of a holder of the Market Measure or the securities held by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•  There are liquidity and management risks associated with the Market Measure.

•  The performance of the Market Measure may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Market Measure, especially during periods of market volatility when the liquidity and the market price of shares of the Market Measure and/or securities held by the Market Measure may be adversely affected, sometimes materially.

•  Risks associated with the Underlying Index or the underlying assets of the Market Measure will affect the share price of the Market Measure and hence, the value of the notes.

•  The payments on the notes will not be adjusted for all events that could affect the Market Measure.

•  Your return on the notes may be affected by factors affecting the international securities markets. In addition, you will not obtain the benefit of any increase in the value of any currency in which the non-U.S. securities held by the Market Measure are traded against the U.S. dollar, which you would receive if you had owned the securities held by the Market Measure during the term of your notes, although the price of the Market Measure may be adversely affected by general exchange rate movements in the market.

•  The notes are subject to risks associated with the clean energy sector.

•  There is no guarantee that the Market Measure will provide exposure to companies that exhibit positive or favorable clean energy characteristics.

•  There are risks associated with emerging markets.

•  Governmental legislative or regulatory actions, such as sanctions, could adversely affect your investment in the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%(1)	$13.00(2)	30.00%
5.00%	$13.00	30.00%
10.00%	$13.00	30.00%
20.00%	$13.00	30.00%
30.00%(3)	$13.00	30.00%
35.00%	$13.50	35.00%
40.00%	$14.00	40.00%
50.00%	$15.00	50.00%
60.00%	$16.00	60.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.

(2)	This amount represents the sum of the principal amount and the Step Up Payment of $3.00.

(3)	This hypothetical percentage change corresponds to the Step Up Value.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays's Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.